SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇ;ÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MAY 30, 2007

DATE, TIME AND PLACE: On May 30, 2007, at 11:30 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, 3434, Block 1, Barra da Tijuca, Rio de Janeiro (RJ).

ATTENDANCE: Shareholders representing more than 80% (eighty per cent) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Stefano De Angelis, Chief Financial and Investors Relations Officer of the Company, and Mr. Vicente de Paulo Barros Pegoraro, member of the Statutory Audit Committee of the Company.

CHAIRED BY: Chairman – Mr. Fabiano Gallo; Secretary – Ms. Juliana Machado de Souza.

CALL: Call notice published at Diário Oficial do Estado do Rio de Janeiro, Jornal do Brasil and Gazeta Mercantil on May 08, 09 and 10, 2007.

AGENDA: (1) To resolve about the reverse split of the totality of shares issued by the Company; (2) To resolve on the amendment to Section 5 and main section of Section 6 of the Bylaws, in case of approval by the shareholders of the reverse split of the shares issued by the Company; (3) To establish the compensation of the management of the Company for the fiscal year 2007; and (4) To resolve about the Statutory Audit Committee’s budget for the fiscal year 2007.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matters to be resolved in this Shareholders’ Meeting, since they are fully known by all shareholders; (2) The votes, comments and disagreements, if any, shall be numbered, received and initialed by the Chairman and the Secretary and filed at the Company’s headquarters, pursuant to Section 130, Paragraph 1 of Law 6,404/76; (3) The preparation and publication of these minutes in summary form, without the signatures of the shareholders, has been authorized as provided in Section 130, Paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Upon review and discussion on the matters contained in the Agenda, the shareholders resolved: (1) to approve, by unanimous decision, the reverse stock split of the totality of shares issued by the Company, in the terms of the proposal approved by the Board of Directors in the meeting held on May 03, 2007. In this sense, the shares shall be amalgamated at the ratio of one thousand (1,000) existent shares per one (1) share of the respective type. The reverse split herein approved will not result in modification in the amount of the capital stock and the amalgamated shares shall grant to their holders the same rights currently established in the Bylaws of the Company for the respective type of share. As provided in the proposal herein approved, the Company will publish a notice to the shareholders establishing a term of thirty (30) days, counted as of the respective publication, for the shareholders to, at their own and exclusive discretion, adjust their equity position, by type, into blocks that are multiple of one thousand (1,000) shares, in such a way that the shares owned by them do not become fractions of shares after the process. Once the term established for the adjustment has expired, potential fractions of shares still remaining shall be separated, amalgamated into whole numbers and sold in auction to be held at São Paulo Stock Exchange - Bovespa, with the respective values being credited to the owners of the fractions of shares. The holders of American Depositary Receipt – ADR shall have their receipts represented by ten (10) preferred shares each; (2) as a result of the reverse split of shares referred to in item (1) above, to approve, by unanimous decision, the amendment to Section 5 and main section of Section 6 of the Bylaws, which shall be read as follows: “Section 5 - The subscribed and fully-paid capital stock is of seven billion, five hundred and twelve million, seven hundred and nine thousand, nine hundred Reais and sixteen cents (R$7,512,709,900.16), represented by two billion, three hundred and twenty-nine million, seven hundred and fourteen thousand, eight hundred and sixty (2,329,714,860) shares, of which seven hundred ninety-three million, five hundred forty-four thousand, two hundred seventy-seven (793,544,277) are common shares and one billion, five hundred thirty-six million, one hundred seventy thousand, five hundred eighty-three (1,536,170,583) are preferred shares, all of them registered shares, with no par value.” and “Section 6 - The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these Bylaws, up to a limit of two billion, five hundred million (2,500,000,000) shares, either common or preferred”; (3) to approve, by unanimous decision votes, the compensation of the management of the Company for the fiscal year 2007, in the following terms: (a) Board of Directors’ Compensation: global annual compensation of the Board of Directors in the amount of one million and eight thousand Reais (R$1,008,000.00); (b) Board of Executive Officers’ Compensation: global annual compensation of the Board of Executive Officers in the amount of eight million, two hundred thousand Reais (R$8,200,000.00) . As regards the Board of Executive Officer’s compensation, from the amount herein approved 48% correspond to fix compensation and 52% correspond to variable compensation (bonus / profit sharing to be determined in accordance with the Company’s variable compensation policy). It is registered hereby that the proposal herein approved was reviewed by the Board of Directors of the Company, in the meeting held on May 03, 2007; (4) to approve, by unanimous decision, the budget of the Statutory Audit Committee for the fiscal year 2007, in the amount of two hundred thousand Reais (R$ 200,000.00), in the terms and as specified in the proposal prepared by the members of Statutory Audit Committee and reviewed by the Board of Directors of the Company, in the meeting held on May 03, 2007. Finally, it is registered hereby that the shareholders Goldman Sachs & Co. and Vanguard FTSE All-World EX US Index FD abstained from voting in all matters contained in the Agenda.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Fabiano Gallo	Juliana Machado de Souza
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
Kenneth Gerald Clark Junior (attorney-in-fact)

Vailly S.A.
Tanlay S.A.
Carolina Romero Sessa (attorney-in-fact)

Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI
Melissa Belotto (attorney-in-fact)

Goldman Sachs & Co
Capital Guardian Emerg Mkts Equi Mast FD
The Master Trust Bank of Japan Ltd
Capital Guardian E M EQ DE M FD
Capital Guardian EM. Mkts. R. EQ. FD. FOR TAX. E. TS
Vanguard FTSE All-World EX-US Index FD
Alexsandro de Souza Poppovic (attorney-in-fact)

Norges Bank
Capital Internat. Emerg. Markets Fund
Emerging Markets Growth Fund Inc
Capital G. EM. Mark. EQ. Fund For Tax EXMPT TRU
BK OF BER (GUE) LMT AS TR SCHO INT DV MKT FD
Schroder Intl Selection F - Latin American
Alexsandro de Souza Poppovic (attorney-in-fact)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 31, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.